March 10, 2015

Via EDGAR and FedEx

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:

Tanaris Power Holdings Inc. (f/k/a Recursos Montana S.A.)

Form 10-K for Fiscal Year Ended July 31, 2014

Filed November 14, 2014

File No. 001-35876

Dear Mr. Reynolds:

Tanaris Power Holdings Inc. (f/k/a Recursos Montana S.A.), a Nevada corporation (the “Company”) is responding to the comment in the letter from the Staff of the Securities and Exchange Commission (“Staff”) dated February 3, 2015, relating to the Company’s Form 10-K for Fiscal Year Ended July 31, 2014 filed on November 14, 2014 (“Form 10-K”).

Form 10-K for the Fiscal Year Ended July 31, 2014

Form 10-Q for the Quarterly Period Ended October 31, 2014

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In both your Form 10-K filed on November 14, 2014 and your Form 10-Q filed on December 19, 2014, you disclose that you have “no current plans, proposals or arrangement, written or otherwise, to seek a business combination with another entity.” However, in your press release dated November 7, 2014, you announced that you entered into an agreement to purchase Tanaris Power, a company that develops lithium-ion batteries. Please tell us the nature and amount of the consideration that you are required to pay in connection with the acquisition of Tanaris Power and your planned source of funding for any cash payments that are required. Also, please tell us why you have not disclosed this transaction in your filings as a subsequent event in the MD&A section and in the financial statement footnotes. If material, please amend your filings to disclose this transaction. Refer to the guidance outlined in ASC 855-10-55-2 and ASC 855-10-S99-2. Also tell us why you have not filed a Form 8-K for the entry into a material agreement for this transaction.

Company Response 1:

The Company respectfully informs the Staff that at the time of the November 7, 2014 news release the Company had signed a non-binding memorandum of understanding, which devolved into negotiations which were ongoing; hence the December 16 and 30, 2014 news releases to clarify the ongoing negotiations. A binding, definitive agreement has now been executed and filed in a current report on Form 8-K on February 12, 2015.

Securities and Exchange Commission

Division of Corporation Finance

March 10, 2015

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We hope that the foregoing addresses the Staff’s comment.  In the event the Staff has no further comments, we would appreciate written correspondence to that effect.

If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

TANARIS POWER HOLDINGS INC. /s/ Luis Asdruval Gonzalez Rodriguez _____________________________ Luis Asdruval Gonzalez Rodriguez President and Chief Executive Officer

Securities and Exchange Commission

Division of Corporation Finance

March 10, 2015

ACKNOWLEDGEMENT

In connection with Tanaris Power Holdings Inc.’s (the “Company”) letter dated March 10, 2015, addressed to the Securities Exchange Commission (the “Commission”), we acknowledge the following:

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the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

TANARIS POWER HOLDINGS, INC.

/s/ Luis Asdruval Gonzalez Rodriguez

_____________________________

Luis Asdruval Gonzalez Rodriguez

President and Chief Executive Officer

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